                  Troutman Sanders llp
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Patrick W. Macken	Direct Dial: 404-885-3136
patrick.macken@troutmansanders.com	Direct Fax: 404-962-6742
January 17, 2006
Via EDGAR, Facsimile and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: John P. Nolan
      Accounting Branch Chief

Re:	Georgia Trust Bancshares, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended September 30, 2005 File No. 333-116852
Dear Mr. Nolan:
     On behalf of our client, Georgia Trust Bancshares, Inc. (the “Company”), we are responding to your letter of December 22, 2005, with respect to the Commission’s comments to the above referenced reports filed by the Company under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.
Form 10-QSB filed November 15, 2005
Financial Statements for the Quarter Ended September 30, 2005
Note 1 — Summary of Significant Accounting Policies
1.	We note you have included the allowance for loan losses as a critical accounting policy in your Management’s Discussion and Analysis or Plan of Operations. Please provide us with the proposed disclosures of the accounting policies for the allowance for loan losses you will use in your 12/31/2005 financial statements, as well as the policies for other significant accounts such as loans and interest income. Refer to the guidance provided by paragraphs 8-12 of APB 22.
ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH
RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Securities and Exchange Commission
January 17, 2006

Response:
In response to the Staff’s comment, we have attached to this letter as Appendix A the Company’s proposed disclosures regarding its significant accounting policies, including disclosure regarding its proposed policy for the allowance for loan losses, that the Company will include in its Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2005.
Form 10-KSB filed March 31, 2005, and Form 10-QSB filed November 14, 2005
Exhibit 31 — Certifications
2.	We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-B. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31), specifically, removing the title of the certifying individual from the first line of the certification.

Response:

In response to the Staff’s comment, the Company will revise the certifications included in its periodic filings to match the exact language set forth in Item 601(b)(31) of Regulation S-B.
* * * * *
     In connection with the above response to the Commission’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Securities and Exchange Commission
January 17, 2006

     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please contact me at (404) 885-3136.
Very truly yours,
/s/ Patrick W. Macken
Patrick W. Macken

cc:	Amanda Roberts, Securities and Exchange Commission
Michael Allen, Georgia Trust Bancshares, Inc.
J. Dave DeVenny, Georgia Trust Bancshares, Inc.
Cliff Williams, Mauldin & Jenkins, LLC
Thomas O. Powell, Troutman Sanders LLP

Appendix A
GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Georgia Trust Bancshares, Inc. (Company) and subsidiary conform to generally accepted accounting principles of the United States of America and with general practices within the banking industry. The following is a description of the more significant of those policies that the Company follows in preparing and presenting its consolidated financial statements.

Reporting Entity and Nature of Operations

The Company was formed and commenced operations in 2004. The Company operates as a bank holding company with one State of Georgia chartered bank subsidiary. At December 31, 2005 the Company owned one hundred (100) percent of the outstanding stock of its subsidiary, Georgia Trust Bank (the Bank). The Company was incorporated as a Georgia corporation on May 20, 2004. The Federal Deposit Insurance Corporation issued its approval to insure the Bank’s deposits for up to $100,000 per depositor on October 14, 2004. On December 30, 2004, the Company received approval from the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance (the “Georgia Department”) for Georgia Trust Bancshares, Inc. to become a bank holding company.

The Bank is a state bank chartered under the laws of Georgia and commenced operations May 16, 2005. The Bank’s main office is located in Buford, Georgia, and the Bank operates a branch in Kennesaw, Georgia. The main emphasis of the Bank is on retail banking and it offers such customary banking services as consumer and commercial checking accounts, savings accounts, certificates of deposit, commercial and consumer loans, money transfers and a variety of other banking services. The Bank’s primary source of revenue is providing loans to customers within its geographical area.

Principles of Consolidation and Statements Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates in the Preparation of Financial Statements

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties. Management believes the allowances for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans may change materially in the near term.

Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “cash and due from banks”, and “Federal funds sold.” Cash flows from demand deposits, savings deposits, Federal funds sold, renewals and extensions of loan and time deposits are reported net.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest on loans is credited to income on a daily basis based upon the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and amortized over the life of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame.

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Loans Receivable

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable inherent loan losses. Management’s periodic evaluation of the adequacy of the allowance is comprised of an evaluation of specific risks identified by management, a general allocation of the remaining balance of loans outstanding, and the comparison of these amounts to management’s desired reserve. Specific risks are identified through consideration of adverse situations which may affect a borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, and other relevant factors. Management’s allocation on the remainder of loans outstanding is based on the Company’s past loan loss expenses and on peer bank loan loss experience, known and inherent risks in the portfolio, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates which are susceptible to significant change including the amounts and timing of future cash flows expected to be received on impaired loans. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses related to impaired loans that are identified for evaluation is based on discounted cash flows using the loan’s initial effective interest rate or the fair value, less selling costs, of the collateral for collateral dependent loans. By the time a loan becomes probable for foreclosure it has been charged down to fair value, less estimated cost to sell.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, computed principally on the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs that do not extend the useful life of the premises and equipment are charged to expense. The useful lives of premises and equipment are as follows:

Asset Type	Useful Life
Furniture, fixtures and equipment	1-5 years

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

A valuation allowance for deferred tax assets is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income (in the near-term based on current projections), and tax planning strategies.

The operating results of the Company and its subsidiary are included in consolidated income tax returns.

Stock Compensation Plan

Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in Opinion No. 25. Stock options issued under the Company’s Stock Incentive Plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Stock Compensation Plan

Had compensation cost for the Company’s Stock Incentive Plan been determined based on the fair value at the grant dates for awards under the Stock Incentive Plan consistent with the method prescribed by SFAS 123, the Company’s net income and earnings per share would not have changed as none of the options granted during the year were vested at December 31, 2005 as indicated below:

Will complete with year end financial statements.

	Year Ended	February 25, 2004
	December 31,	(date of inception) to
	2005	December 31, 2004
Net income (loss), as reported	$—	$—
Additional expense had the Company adopted SFAS 123	—	—
Related tax benefit	—	—

Pro forma net income (loss)	$—	$—

Basic net income (loss) per share:
As reported	$—	$—

Pro forma	$—	$—

Diluted net income (loss) per share:
As reported	$—	$—

Pro forma	$—	$—

Net Income (Loss) Per Share
Basic net income (loss) per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company related solely to outstanding stock options and warrants, and are determined using the treasury stock method. For the years ended December 31, 2005 and from February 25, 2004 (date of inception) through December 31, 2004 the net loss per common share is calculated by dividing net loss by the minimum number of common shares (XXX and XXX, respectively) that was required upon the successful offering. This accounting is consistent with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin Topic 1-B.
Net income (loss) per common share for the years ended December 31, 2005 and from February 25, 2004 (date of inception) through December 31, 2004 have been computed based on the following:

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Net Income (Loss) Per Share

Will complete with year end financial statements.

	Year ended	February 25, 2004
	December 31,	(date of inception) to
	2005	December 31, 2004
Net income (loss) applicable to common stock	$—	$—

Average number of common shares outstanding	—	—
Effect of dilutive options and warrants	—	—

Average number of common shares outstanding used to calculate diluted net income (loss) per common share	—	—

Financial Instruments
In the ordinary course of business the Company has entered into off balance sheet financial instruments consisting of standby letters of credit. Such financial instruments will be recorded in the financial statements when they become payable.

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fair Values of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Since no quoted market prices exist for a significant part of the Company’s consolidated financial instruments, the fair values of such instruments have been derived based on management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the combined Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:
Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.
Loans receivable. For variable-rate loans, those repricing within six months or less, fair values are based on carrying values. Fixed rate commercial loans, other installment loans, and certain real estate mortgage loans were valued using discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently being charged by the Company on comparable loans as to credit risk and term.
Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fair Values of Financial Instruments
Accrued interest. The carrying amounts of accrued interest approximate their fair values.
Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standings.
Advertising
The Company expenses advertising costs as incurred. For the years ended, December 31, 2005 and from February 25, 2004 (date of inception) to December 31, 2004 advertising expense was $34,445 and $-0-, respectively.
Recent Accounting Standards
Stock Based Compensation
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions such as the issuance of stock options in exchange for employee services. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). A nonpublic entity, likewise, will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances. Specifically, if it is not possible to reasonably estimate the fair value of equity share options and similar instruments because it is not practicable to estimate the expected volatility of the entity’s share price, a nonpublic entity is required to measure its awards of equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of its share price. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available. This Statement is effective for

GEORGIA TRUST BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recent Accounting Standards

Stock Based Compensation
public entities as of the beginning of the first interim reporting period that begins after December 15, 2005. This statement applies to all awards granted after the required effective date, to awards modified, repurchased, or cancelled after that date, and to all previously granted awards that are not fully vested.

The Company will be required to apply FASB Statement No. 123(R) as of the beginning of its first interim period which begins after December 15, 2005 (quarter ended March 31, 2006).

The Company has not yet completed its study of the transition methods or made any decisions about how it will adopt FAS 123(R). The impact of this Statement on the Company in fiscal 2005 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in the table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amount which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for future awards.

Variable Interest Entities
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, and on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities” which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by small business issuers to variable interest entities other than SPEs is required at various dates in 2004 and 2005. The interpretations did not have a material effect on the Company’s financial condition or results of operations.